SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 14, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

"James Sinclair"

Date:   April 14, 2011

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2011 and 2010

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the "Company") have not been reviewed by the Company's auditors.

Unaudited

Prepared by Management

South Surrey, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

February 28, 2011 and August 31, 2010

		February 28 2011 (unaudited)	August 31 2010 (audited)
Assets

Current assets:
	Cash and cash equivalents	$9,735,483	$1,325,708
	Short term investment	46,725	40,425
	Accounts and other receivables	215,719	79,073
	Inventory	228,247	229,196
	Prepaid expenses	111,815	60,362
		10,337,989	1,734,764

Mineral properties and deferred exploration costs (note 3)		34,717,865	29,956,026

Equipment and leasehold improvements		1,691,343	1,092,770

		$46,747,197	$32,783,560

Liabilities and Shareholders' Equity

Current liabilities:
	Accounts payable and accrued liabilities	651,375	$620,795
		651,375	620,795

Convertible debt (note 5)		3,899,488	1,841,226

Shareholders' equity:
	Share capital (note 4)	86,704,194	72,855,310
	Share subscriptions received (note 4)	-	874,149
	Contributed surplus	834,596	476,205
	Warrants	851,844	-
	Deficit	(46,194,300)	(43,884,125)
		42,196,334	30,321,539
Nature of operations
Subsequent events (note 8 )

		$46,747,197	32,783,560
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"James E. Sinclair"	Director	"Norman Betts"	Director

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Six Months ended February 28, 2011 and 2010

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2011	2010	2011	2010
	$	$	$	$
EXPENSES
Amortization	73,350	64,409	145,701	92,982
Annual General Meeting, Printing & Mailout	42,806	69,382	44,036	69,865
Consulting and Management Fees	63,595	69,448	131,508	126,771
Directors' Fee	97,920	105,673	207,274	222,426
Insurance	27,705	25,186	43,969	49,736
Membership, Courses & Publications	14,994	5,911	14,994	6,942
Office and Administration	46,389	42,116	63,743	65,505
Office Rentals	22,013	22,952	29,464	35,015
Press Releases	175	3,953	1,955	4,373
Professional Fees	73,103	95,361	267,038	189,356
Promotion and Shareholder Relations	1,328	652	2,151	1,252
Salaries and Benefits	398,985	248,394	704,713	500,674
Stock-based compensation	29,552	36,935	103,003	74,567
Telephone and Fax	5,143	7,155	13,429	12,833
Transfer Agent and Listing	121,055	43,672	181,739	103,455
Travel and Accommodation	37,941	11,109	87,255	26,679
	1,056,054	852,308	2,041,972	1,582,431

OTHER (INCOME) EXPENSE

Foreign Exchange Loss (Gain)	(23,126)	17,948	152,121	78,920
Loss (Gain) on short term investments held for sale	5,775	-	(6,300)	-
Interest, net	2,330	1,709	4,035	5,193
Interest accretion	51,360	-	95,362	-
Property investigation costs	7,918	5,676	16,674	15,214
PROPERTY WRITE-OFF (NOTE 3)	-	3,525	6,311	3,525
	44,257	28,858	268,203	102,852

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,100,311)	(881,166)	(2,310,175)	(1,685,283)
DEFICIT, BEGINNING OF PERIOD	(45,093,989)	(41,260,587)	(43,884,125)	(40,456,470)
DEFICIT, END OF PERIOD	(46,194,300)	$42,141,753	($46,194,300)	$42,141,753

Basic and diluted loss per share	($0.012)	($0.010)	($0.025)	($0.018)

Weighted average shares outstanding	92,723,817	90,439,388	93,421,176	90,854,648

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 28, 2011 and 2010

(Expressed in Canadian Dollars)

	Three months ended February 28		Six months ended February 28
	2011	2010	2011	2010
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(1,100,311)	(881,166)	(2,310,175)	(1,685,282)
Items not affecting cash:
Amortization	73,350	64,408	145,701	92,982
Gain on short-term investments held for sale	5,775	-	(6,300)	-
Interest accretion	51,360	-	95,362	-
Non-cash directors' fees	97,795	84,614	196,677	170,166
Stock-based compensation	15,025	36,935	103,003	74,567
Write off of mineral properties	-	3,525	6,311	3,525
	(857,006)	(691,684)	(1,769,422)	(1,344,042)
Change in non-cash working capital items:
Accounts and Other Receivables	(175,975)	62,482	(136,646)	13,427
Inventory	3,292	43,685	949	52,617
Prepaid Expenses	(59,124)	(80,754)	(51,453)	(40,061)
Accounts Payable	221,660	37,737	30,580	(147,386)
	(867,153)	(628,534)	(1,925,992)	(1,465,445)

Investing Activities
Mineral properties and deferred exploration expenditures	(3,826,848)	(761,660)	(4,990,334)	(1,380,255)
Option payments received and recoveries	278,656	400,769	279,244	403,036
Capital assets (additions) disposal, net	(564,425)	(325,985)	(744,273)	(415,890)
	(4,112,617)	(686,876)	(5,455,363)	(1,393,109)
Financing Activities
Share capital issued, net of issuance costs	3,990,375	2,457,691	13,831,976	2,984,480
Share subscriptions received	-	435,519	-	596,268
Issuance of convertible debt	-	-	2,033,304	-
Repayment of subscription received	-	-	(74,149)	-
Repayment of obligations under lease	-	(11,387)	-	(23,499)
	3,990,375	2,881,824	15,791,131	3,557,249
Net increase(decrease) in cash and cash equivalent	(989,395)	1,566,413	8,409,775	698,695
Cash and cash equivalent, beginning of the period	10,724,878	298,028	1,325,708	1,165,746
Cash and cash equivalent, end of the period	9,735,483	1,864,441	9,735,483	1,864,441
Supplementary information:
Mineral properties recoveries by way of marketable securities	-	73,750	-	73,750
Issuance of share capital for subscriptions previously received	-	-	800,000	473,211
Stock based compensation capitalized to mineral properties	42,350	64,829	57,059	102,461
Shares issued pursuant to RSU	-	100,000	68,752	100,000
Value of warrants in shareholder's equity	851,844	-	851,844	-

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 28, 2011 and 2010

(Expressed in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the "Company") include the accounts of the Company and four subsidiaries and have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company's audited annual consolidated financial statements as at and for the year ended August 31, 2010.

Changes in Accounting Policies including Initial Adoption

Future Canadian accounting standards:

(i)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  The impact of the new standards on the Company's financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company's financial statements has been done on a high level basis.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Costs

For the Six Months Ended February 28, 2011 and Year Ended August 31, 2010

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulo (i)	Buckreef Project (j)	Other (k)	Total
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	-	$ 2,821,719	$24,360,343
Exploration expenditures:
Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	-	10,375	293,273
Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	-	230,919	1,695,989
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	-	24,164	330,417
Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	-	354,008	472,287
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	-	1,421,843
Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	-	(416,313)
	(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	-	619,466	3,797,496
	6,109,586	3,923,736	9,271,507	2,821,694	1,276,159	692,726	76,516	525,584	19,146	-	3,441,185	28,157,839
Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	-	(473,944)	(1,207,409)
Balance, August 31, 2009	$ 6,109,586	$ 3,923,736	$ 9,271,507	$ 2,821,694	$ 1,029,613	$ 692,726	$ 76,516	$ 38,665	$ 19,146	-	$ 2,967,241	$ 26,950,430
Exploration expenditures:
Camp, field supplies and travel	-	-	272,210	10,706	-	-	52	-	93	-	312	283,373
Exploration and field overhead	1,265	1,773	998,291	114,215	12,097	3,508	169,735	42,088	190,195	-	215,759	1,748,926
Geological consulting and field wages	-	-	8,526	-	-	-	-	-	-	-	-	8,526
Geophysical and geochemical	-	-	478,520	6,748	-	-	-	-	35	-	518	485,821
Property acquisition costs	27,343	-	24,110	-	55,421	14,851	-	-	-	-	243,796	365,521
Trenching and drilling	-	-	471,698	-	-	-	-	-	-	-	-	471,698
Recoveries	(192,260)	(83,395)	(35)	-	-	(32,042)	-	-	(40,073)	-	-	(347,805)
	(163,652)	(81,622)	2,253,320	131,669	67,518	(13,683)	169,787	42,088	150,250	-	460,385	3,016,060
	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	-	3,427,626	29,966,490
Write-offs	-	-	-	-	-	-	-	-	-	-	(10,464)	(10,464)
Balance, August 31, 2010	$ 5,945,934	$ 3,842,114	$ 11,524,827	$ 2,953,363	$ 1,097,131	$ 679,043	$ 246,303	$ 80,753	$ 169,396	-	$ 3,417,162	$ 29,956,026
Exploration expenditures:
Camp, field supplies and travel	-	-	183,832	4,106	-	-	-	-	-	-	-	187,938
Exploration and field overhead	1,113	2,016	948,519	32,566	2,246	878	17,858	-	5,031	-	169,779	1,180,006
Geological consulting and field wages	-	-	15,262	-	-	-	-	-	-	-	-	15,262
Geophysical and geochemical	-	-	131,502	38	-	-	-	-	-	-	-	131,540
Property acquisition costs	-	-	127,734	-	22,962	16,238	-	-	-	3,107,863	65,768	3,340,565
Trenching and drilling	-	-	192,083	-	-	-	-	-	-	-	-	192,083
Recoveries	(156,748)	(121,896)	-	-	-	(600)	-	-	-	-	-	(279,244)
	(155,635)	(119,880)	1,598,932	36,710	25,208	16,516	17,858	-	5,031	3,107,863	235,547	4,768,150
	5,790,299	3,722,234	13,123,759	2,990,073	1,122,339	695,559	264,161	80,753	174,427	3,107,863	3,652,709	34,724,176
Write-offs	-	-	-	-	-	-	-	-	-	-	(6,311)	(6,311)
Balance, February 28, 2011	5,790,299	3,722,234	13,123,759	2,990,073	1,122,339	695,559	264,161	80,753	174,427	3,107,863	3,646,398	34,717,865

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2011 and 2010

(Expressed in Canadian dollars)

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at February 28, 2011 and recorded a write-down of $6,311.
	(a)	Itetemia Project:

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane Developments Ltd. ("Sloane") over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania. In December 2010, Sloane returned two Itetemia licences to the Company.

During the six month period ended February 28, 2011 the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil).
	(b)	Luhala Project:
During the six month period ended February 28, 2011 the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil).
	(c)	Kigosi:

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited ("Ashanti") dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition will be satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of:  (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company.  As at February 28, 2011 the issuance of 20,006 common shares remains outstanding.  As of March 8, 2011, 20,006 common shares were issued to Ashanti.

During the six month period ended February 28, 2011 the Company did not abandon any licences in the area therefore no write off was taken for this property (2010 - nil).
	(d)	Lunguya:
During the six month period ended February 28, 2011 the Company did not abandon any licences in the area no write off was taken for this property (2010 - nil).
	(e) – (i)	Kanagele, Tulawaka, Ushirombo, Mbogwe and Birhamulo:
During the six month period ended February 28, 2011 the Company did not abandon any licences in these areas therefore no write off were taken for these properties (2010 - nil).

3.	Mineral properties and deferred exploration costs (continued):
(j)	Buckreef Mine Project:

In December 2010 the Company was the successful bidder for the Buckreef Gold Mine re-development project.  Under the signed Heads of Agreement with the State Mining Corporation of Tanzania ("Stamico"), the Company will have a right to earn a 55% interest in the Buckreef Project.  The Company paid Stamico US$3,000,000 for its 55% interest in the Buckreef Project.

(k)	Other:
The Company has options to acquire interests in other properties ranging from 51% to 100%.

During the six month period ended February 28, 2011 the Company did not abandon any properties but wrote off $6,311 for fees paid on previously abandoned licenses to remain in  good standing with Tanzanian government until receipt of final abandonment approval. (2010 - nil).

(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licences.  The prospecting licences under option to MDN are located at Biharamulo and Tulawaka.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.

125,000 shares were issued to the Company on November 17, 2009 at a cost basis of $73,750.  The Company designated the short term investment as held-for-trading.  On May 31, 2010, the Company sold 10,000 of these shares for proceeds of $4,100 and recognized a loss of $1,800.  On June 1, 2010, the Company sold 10,000 of the shares for proceeds of $4,300 and recognized a loss of $1,600.  As at February 28, 2011 the remaining 105,000 shares had a fair value of $46,725. The Company recorded a loss of $6,300 during the period.

4.

Share Capital

Authorized:

The Company's Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  As of November 24, 2010 the Board resolved that the Company authorize for issuance up to a maximum of 99,000,000 common shares, subject to further resolutions of the Company's board of directors.

Shares:

	Number of Shares	Amount ($)
Balance, August 31, 2010	91,415,459	72,855,310
Issued for private placements, net	2,532,119	13,831,976
Issued pursuant to share subscription agreements	144,430	800,000
Issued pursuant to Restricted Share Unit Plan	15,157	68,752
Warrants	-	(851,844)
Balance, February 28, 2011	94,107,165	86,704194

Warrants:

	Number of Warrants	Exercise Price	Expiry Date	Value per Warrant	Value of Warrants	Volatility	Interest Rate	Dividend Yield
Balance, August 31, 2010	-	-	-	-	-	-	-	-
Private placement November 5, 2010	200,000	$7.309	October 20, 2012	$1.5279	$305,575	0.559795	0.0174	0
Private placement November 23, 2010	212,802	$7.05	November 9, 2012	$1.4974	$318,657	0.559795	0.0174	0
Private Placement January 31, 2011	172,538	$6.903	December 22, 2012	$1.3897	$239,782	0.526014	0.0167	0
Issuance Costs	-	-	-	-	($12,170)	-	-	-
Balance, February 28, 2011	585,340	-	-	-	851,844	-	-	-

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm's length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder's fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm's length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm's length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder's fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm's length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm's length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder's fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm's length third party.  The warrants have a value of $235,853 net of issuance costs.

5.

Convertible Debt

On September 23, 2010 the Company completed a private placement with an arm's length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm's length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

6.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units ("RSUs").  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 327,936 shares have been issued as at February 28, 2011.

For the six month period ended February 28, 2011, stock-based compensation expense related to the issue of restricted stock was $160,062 (2010 -$177,028).

7.

Transactions with Related Parties

During the six months ended February 28, 2011, $283,926 was paid or payable by the Company to directors for professional fees. Directors were paid $4,384 in cash and $196,677 in non cash equivalent RSUs during the six month period ended February 28, 2011 compared to $47,951 and $170,166, respectively during the six month period ended February 28, 2010. The company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the six months ended February 28, 2011, the legal expense charged by this firm was $188,175 (2010 - $61,440).  These fees include costs related to convertible debt and warrant private placements.  In addition, during the six months ended February 28, 2011 $82,865 (2010 - $103,460) was paid to certain members of the Company's Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a waiver of the Company’s Code of Ethics and Business Conduct (the “Code”) with respect to entering into a loan agreement (the “Loan Agreement”) with the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to the Chairman and COO (Tanzania) in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  The Board approved the waiver of the Code in connection with the Loan and entering into the Loan Agreement with the Chairman and COO (Tanzania) on February 1, 2011.

At February 28, 2011, the Company has a receivable of $29,128 to the Company's President and CEO.

8.

Subsequent Events

Pursuant to the Purchase and Sale Agreement with Ashanti dated September 26, 2006 (see note 3(c)) for the repurchase from Ashanti of the Company's rights to the Kigosi property, on March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

Subsequent to February 28, 2011 the Company has identified a number of properties to be abandoned.  The related costs are undetermined at this time and will be written off during the third quarter.

The Company received notice from an arm's length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

Management's Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the "Company")

of Financial Condition and Results of Operation

Three and Six Months ended February 28, 2011

(in Canadian dollars)

The Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") for Tanzanian Royalty Exploration Corporation (the "Company") should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008.

The financial information in the MD&A is derived from the Company's Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is April 12, 2011.

Overall Performance

As of February 28, 2011 the Company had Current Assets of $10,337,989 as compared to $1,734,764 on August 31, 2010.  Deferred Exploration Costs were $34,717,865 at February 28, 2011.

The Company has issued common shares during the six month period ended February 28, 2011 in the amount of $13,831,976.

Selected Financial Information

	As at and for the year ended Aug 31, 2010	As at and for the year ended Aug 31, 2009	As at and for the six months ended Feb. 28, 2011	As at and for the six months ended Feb. 28, 2010
Total Revenues	$0	$0	$ 0	$ 0
Net Loss for the period	($3,427,655)	($4,731,836)	($2,310,175)	($1,685,283)
Basic and diluted loss per share	($0.04)	($0.05)	($0.025)	($0.018)
Total assets	$32,783,560	$29,285,205	$46,747,197	$31,356,980
Total long term financial liabilities	$1,841,226	$0	$3,889,488	$0
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

Net loss for the six month period ended February 28, 2011 was $2,310,175 compared to $1,685,283 for the comparable period in 2010.  For the three month period ended February 28, 2011 and February 28, 2010, the net loss was $1,100,311and $881,166, respectively.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga during the six month period ended February 28, 2011.  The net spending on Mineral Properties and Deferred Costs has increased from $1,380,255 during the six month period ended February 28, 2010 to $4,990,334 for the six month period ended February 28, 2011.  The costs for 2011 include acquisition costs of US$3,000,000 for a 55% interest in the Buckreef Project.  For the three month period ended February 28, 2011, the net expenditures on Mineral Properties and Deferred Exploration Costs were $3,826,848 as compared to $761,660 for the three month period ended February 28, 2010.

Recoveries received during the six month period ended February 28, 2011 and 2010 from various option agreements were $279,244 and $403,036, respectively.

Since September 2010, the number of employees in Tanzania has doubled.  As a result, salaries and benefits expense has increased from $500,674 for the six month period ended February 28, 2010 to $704,713 for the six month period ended February 28, 2011.  The expenses for the corresponding three month period ending February 28, 2011 and February 28, 2010 were $398,985 and $248,394 respectively.

Professional fees increased by $77,682 for the six month period ended February 28, 2011 to $267,038 from $189,356 for six month period ended February 28, 2010.  In the first six months of the fiscal year, the Company employed a tax consultant in Tanzania to handle the local tax audit.

For the six months ended February 28, 2011, the foreign exchange loss was $152,121 compared to an exchange loss of $78,920 for the same period ended February 28, 2010.  This increased loss of $73,201 was due to the six months' average Tanzanian Shilling exchange rate having increased from 1273 at February 28, 2010 to 1459 at February 28, 2011.

Restricted Stock Unit ("RSU") expense for 2011 was $103,003 compared to $74,567 in 2010.  The director fee portion of the RSU expense was $196,677 and $170,200, respectively.

Transfer agent and listing fees increased from $103,455 for the six month period ended February 28, 2010 to $181,739 for the six month period ended February 28, 2011.  The increase of $78,284 was due to the issuances of convertible debts and private placements completed during the six month period.

For the six months ended February 28, 2011, travel and accommodation expense increased by $60,576 from $26,679 in 2010 to $87,255. The increase reflects the increase in the number of employees, and travel by the Company's senior management for the purpose of property acquisitions and bulk sampling program.

The interest accretion expense for the six month period ended February 28, 2011 was $95,362. The interest relates to the issuance of convertible debt.  No convertible debt was issued as at February 28, 2010.

For the six month period ended February 28, 2011, depreciation expense was $145,701 compared to $92,982 for the same period in 2010.  The increase of $52,719 was due to large capital purchases for bulk sampling program.  The capital expenditure for the six month period ended February 28, 2011 was $744,273 as compared to $415,890 in the period ended February 28, 2010.

Costs for annual general meeting decreased by $27,046 primarily due to the Company no longer prints annual reports for distribution.  Annual reports are available on the Company's website.  The expense for the six month period ended February 28, 2011 and 2010 were $44,036 and $69,865, respectively.

Summary of Quarterly Results (unaudited)

	2011 February 28	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30	2009 August 31	2009 May 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,100,311)	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)	($505,397)	($2,712,395)
Basic and diluted loss per share	($0.012)	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)	($0.006)	($0.030)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding.

As of February 28, 2011 the Company's working capital position was $9,686,614 as compared to $1,113,969 on August 31, 2010.  As the Company's mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company's concessions are located in Tanzania.

Some of the Company's mineral properties are being acquired over time by way of option payments.  It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$686,500	$355,500	$286,000	$45,000	Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm's length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder's fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm's length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm's length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder's fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm's length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm's length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder's fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm's length third party.  The warrants have a value of $235,853 net of issuance costs.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the six months ended February 28, 2011, $283,926 was paid or payable by the Company to directors for professional fees. Directors were paid $4,384 in cash and $196,677 in non cash equivalent RSUs during the six month period ended February 28, 2011 compared to $47,951 and $170,166, respectively during the six month period ended February 28, 2010. The company engages a legal firm for professional services in which one of the Company's directors is a partner.  During the six months ended February 28, 2011, the legal expense charged by this firm was $188,175 (2010 - $61,440).  These fees include costs related to convertible debt and private placements.  In addition, during the six months ended February 28, 2011 $82,865 (2010 - $103,460) was paid to certain members of the Company's Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company's President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a waiver of the Company’s Code of Ethics and Business Conduct (the “Code”) with respect to entering into a loan agreement (the “Loan Agreement”) with the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to the Chairman and COO (Tanzania) in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  The Board approved the waiver of the Code in connection with the Loan and entering into the Loan Agreement with the Chairman and COO (Tanzania) on February 1, 2011.

At February 28, 2011, the Company has a receivable of $29,128 to the Company's President and CEO.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") is intended to enhance the Company's and its affiliates' abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units ("RSUs").  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director's annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 327,936 shares have been issued as at February 28, 2011.

For the six month period ended February 28, 2011, stock-based compensation expense, including directors' fee portion, related to the issue of RSU shares was $369,801 (2010 -$347,197).

Changes in Accounting Policies including Initial Adoption

Future Canadian accounting standards:

(i)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  The impact of the new standards on the Company's financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company's financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized.  IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, fair value of stock options are allowed to be recognized under either graded or straight-line method.  IFRS requires that graded vesting be used with each instalment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features.  The impact of IFRS on RSUs needs to be further investigated by the Company.

Critical Accounting Estimates

The Company's most critical accounting estimate relates to the write-off of exploration licenses and associated costs.  The Company did not abandon any properties during the period ended February 28, 2011 but wrote off $6,311 for fees paid on previously abandoned mineral properties.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 94,374,344 common shares outstanding and a total of 327,936 Restricted Stock Units have been issued.

Subsequent Events

Pursuant to the Purchase and Sale Agreement with Ashanti dated September 26, 2006 (see note 3(c)) for the repurchase from Ashanti of the Company's rights to the Kigosi property, on March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

Subsequent to February 28, 2011 the Company has identified a number of properties to be abandoned.  The related costs are undetermined at this time and will be written off during the third quarter.

The Company received notice from an arm's length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under the capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company's financial position or profitability.

Exploration Summary

During the report period the Company announced it was the successful bidder for  the Buckreef Gold Mine Re-development Project in northern Tanzania. Under its joint venture agreement with Stamico, the State Mining Corporation of Tanzania, the Company will hold the right to earn a 55% interest in the Buckreef Project.

Buckreef is a typical shear zone hosted gold deposit occurring in mafic basalts and dolerites. Mineralization is spatially controlled by a large shear zone with a true width up to 10 metres. The shear zone has been drilled over 1.5 kilometres in strike length. Gold occurs in association with intense brecciation and quartz, carbonate, sericite pyrite alteration.

The mineralization on the main structure can be divided into three zones separated by altered but less well mineralized material. The Buckreef North and Main Zones comprise by far the largest portion of the know resource on the property. The Main Zone strikes for 600 metres, dips steeply to the west, and is known to extend to at least 400 metres below surface.

The Buckreef North Zone extends for 250 metres, also dips steeply to the west, and has been intercepted in drilling 400 metres below surface. Detailed logging of drill core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones.

Gold mineralization at Buckreef was developed along a prominent fault zone ranging from five to 30 metres in width. Finely disseminated pyrite occurs in a halo surrounding pervasive quartz veining, the extent of which is directly related to the grade of the gold mineralization present.

Geological consultants are currently reviewing the extensive database for the Buckreef Project in order to prioritize targets for a large scale exploration program that is expected to get underway in the coming months. Previous drilling has confirmed the existence of higher grade gold mineralization at depth, along with a number of highly prospective regional exploration targets.

Bulk testing of surface gravels at the Kigosi Gold Project has been making good progress. After various tests were conducted and evaluated, a decision was made to add two extra crushers to the operation's modular-style gravity separation plant. In addition to increasing gold recoveries, the new crushers will facilitate higher production rates when commercial production is achieved.

The planned Phase 2 RC drilling on the Msonga prospect resumed in February and has been proceeding satisfactorily.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk and regulatory risk.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010.  In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2010:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  This control deficiency resulted in audit adjustments to inventory, foreign exchange gain, convertible debt, contributed surplus and equity which were corrected in the financial statements prior to issuance.

In order to mitigate the reasonable possibility, resulting from this material weakness, that a material misstatement of the financial statements would not be prevented or detected in the future, management's remediation plan includes continuing to obtain expert advice to assist with the accounting for complex matters and continuing to review the assignment of responsibilities to address, where practicable, any segregation of duties concerns.

KPMG LLP, an independent registered public accounting firm that audited the annual financial statements for the period August 31, 2010, 2009 and 2008, also performed an audit of internal control over financial reporting as of August 31, 2010.

Changes in Internal Controls over Financial Reporting

During the six month period ended February 28, 2011 there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of February 28, 2011 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it and can be located while additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, James E. Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Tanzanian Royalty Exploration Corporation (the "issuer") for the interim period ended February 28, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework:  The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway
            Commission ("COSO").

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)

the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2010 and ended on February 28, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  April 14, 2011

"James E. Sinclair"

James E. Sinclair

President and Chief Executive Officer

Form 52-109F2

Certification of interim filings - full certificate

I, Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Tanzanian Royalty Exploration Corporation (the "issuer") for the interim period ended February 28, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework:  The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway
            Commission ("COSO").

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c)

the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2010 and ended on February 28, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date:  April 14, 2011

"Steven Van Tongeren"

Steven Van Tongeren

Chief Financial Officer